Financial Results for the Quarter Ended March 31, 2018 May 2018 Nasdaq: MESO ASX:MSB Exhibit 99.3

Mesoblast is committed to bringing to market disruptive cellular medicines to treat serious and life-threatening illnesses.

Premier global cellular medicines company Multiple Revenue Generating Products & Phase 3 Assets Industrial Scale Manufacturing Disruptive Technology Platform1 Immuno-selected, culture expanded cellular medicines Well characterized mechanisms of action targeting multiple pathways Extensive, robust IP estate Targeting the most severe disease states refractory to conventional therapies Unique cell properties enable large scale expansion and use in unrelated recipients Proprietary media formulations meet industrial scale needs ‘Off the shelf’ delineated products with batch to batch consistency and reproducibility 2 approved products commercialized by licensees in Japan2 and Europe3 3 product candidates in U.S. Phase 3 Major near-term data readouts Revenue from approved and late-stage assets will help fund deep product pipeline Mesenchymal precursor cells (MPCs) and their culture-expanded progeny mesenchymal stem cells (MSCs) TEMCELL® Hs Inj licensee JCR Pharmaceuticals Co., Ltd. received the first full PMDA approval for an allogeneic cellular medicine in Japan Alofisel ® licensee TiGenix NV/Takeda received first central marketing authorization (MA) approval from the European Commission (EC) for an allogeneic stem cell therapy

Clinical pipeline and products commercialized by licensees

MARKETED

PLATFORM	PRODUCT	THERAPEUTIC AREA	APPROVAL	COMMERCIAL RIGHTS	
MSC (Bone Marrow)	TEMCELL® HS Inj[1]	Acute GVHD	✓	JCR	Japan Only
MSC (Adipose)	Alofisel[2]	Perianal Fistula	✓	TiGenix / Takeda	World Wide

IN DEVELOPMENT

TIER	PLATFORM	PRODUCT CANDIDATE	THERAPEUTIC AREA	PRE-CLINICAL / PRE- IND	PHASE 2	PHASE 3	COMMERCIAL RIGHTS
TIER 1	MSC	MSC-100-IV	Acute GVHD	███	███	███	mesoblast the regenerative medicine company
TIER 1	MPC	MPC-150-IM	Advanced HF (Class II & III)	███	███	███ (partial)	mesoblast the regenerative medicine company
			End-Stage HF (Class III & IV)[3]	███	███		
TIER 1	MPC	MPC-06-ID	Chronic Low Back Pain	███	███	███ (partial)	mesoblast the regenerative medicine company
TIER 1	MPC	MPC-300-IV	Rheumatoid Arthritis	███	███ (partial)		mesoblast the regenerative medicine company
			Diabetic Nephropathy	███	███ (partial)		

TIER 2: Includes **MSC-100-IV** (Crohn's disease – biologic refractory), **MPC-25-IC** (Acute Cardiac Ischemia), **MPC-25-Osteo** (Spinal Fusion) and **MPC-75-IA** (Knee Osteoarthritis)

1. Mesoblast receives royalty income on sales of TEMCELL® in Japan by its licensee JCR Pharmaceuticals Co Ltd
2. Mesoblast will receive royalty income on world wide sales of Alofisel® in the local treatment of perianal fistulae by its licensee TiGenix NV/Takeda Pharmaceuticals
3. Study funded by the United States National Institutes of Health (NIH) and the Canadian Health Research Institute; conducted by the NIH-funded Cardiothoracic Surgical Trials Network

This chart is figurative and does not purport to show individual trial progress within a clinical program

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Financials

March 31, 2018 June 30, 2017 $Change Cash on Hand 59.5 45.7 13.8 March 31, 2018 March 31, 2017 $Change %Change Operating net cash (outflows)/inflows (54.8) (72.0) 17.2 24% Investing net cash (outflows)/inflows (0.7) 0.1 (0.8) NM Financing net cash inflows 69.6 59.9 9.7 16% Forex (0.3) 0.2 (0.5) NM Net increase/(decrease) in cash 13.8 (11.8) 25.6 NM Q3 FY18 Cash position and cash flows for the nine months ending March 31, 2018 (US$m) Operating net cash flows reduced by 24% for the 9 months ended March 31, 2018 versus the prior period. US$59.5 million cash on hand includes a US$35 million draw down of a non-dilutive, four-year, US$75 million credit facility with Hercules Capital, Inc. The facility has an interest only period up to 30 months upon the satisfaction of certain conditions, and no warrants

Q3 FY18 Profit and Loss for the nine months ending March 31, 2018 (US$m) For the nine months ending March 31, 2018 March 31, 2017 $Change % Revenue 15.6 1.8 13.8 NM Research and Development (48.4) (43.0) (5.4) (13%) Manufacturing Commercialization (3.4) (10.9) 7.5 69% Management & Administration (16.7) (15.9) (0.8) (5%) Contingent Consideration 7.9 7.8 0.1 1% Other Operating Income & Expenses 1.2 1.2 - 0% Finance Costs (0.4) - (0.4) NM Loss Before Tax (44.2) (59.0) 14.8 25% Income Tax Benefit 29.7 9.3 20.4 NM Loss After Tax (14.5) (49.7) 35.2 71% Revenue increased by US$13.8 million vs the comparative period in FY17 due to: 162% increase in commercialization revenue (US$1.6 million) from royalty income on sales of TEMCELL® Hs. Inj. An upfront payment of US$5.9 million (€5.0 million) received upon execution of our patent license agreement with TiGenix in December 2017 A future payment from TiGenix of US$5.9 million (€5.0 million), due by December 2018, was recognized US$0.5 million sales milestone recognized on sales of TEMCELL® Hs. Inj.

Q3 FY18 Profit and Loss for the nine months ending March 31, 2018 (US$m) For the nine months ending March 31, 2018 March 31, 2017 $Change % Revenue 15.6 1.8 13.8 NM Research and Development (48.4) (43.0) (5.4) (13%) Manufacturing Commercialization (3.4) (10.9) 7.5 69% Management & Administration (16.7) (15.9) (0.8) (5%) Contingent Consideration 7.9 7.8 0.1 1% Other Operating Income & Expenses 1.2 1.2 - 0% Finance Costs (0.4) - (0.4) NM Loss Before Tax (44.2) (59.0) 14.8 25% Income Tax Benefit 29.7 9.3 20.4 NM Loss After Tax (14.5) (49.7) 35.2 71% Loss after tax reduced by US$35.2 million (71%) for the 9 months ended March 31, 2018 versus the comparative period of FY17 due to: Reduced spend on manufacturing by 69% due to sufficient clinical product having been manufactured in the comparative period of FY17 for ongoing Phase 3 trials A non-cash income tax benefit recognized due to revaluation of deferred tax assets and liabilities after changes in US corporate income tax rates

Disruptive cellular medicine technology

- STRO-1^{+} Mesenchymal Precursor Cells (MPCs) are at the apex of the hierarchy of Mesenchymal Lineage
- STRO-1/STRO-3 immuno-selection provides a homogeneous population of MPCs with receptors that respond to activating inflammation and damaged-tissue signals
- In response to activating signals present in the endogenous environment, MPCs secrete a diverse variety of biomolecules responsible for immunomodulation and tissue repair
- Targeting multiple pathways may result in greater therapeutic benefits in complex diseases mesoblast
the regenerative medicine company

1. Simmons PJ, et al, Blood. 1991;78:55-62
2. Gronthos S, et al, J Cell Sci. 2003;116(Pt 9):1827-35
3. See F, et al, J Cell Mol Med. 2011;15:2117-29
4. Psaltis PJ, et al, J Cell Physiol. 2010;223(2):530-40

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Global IP estate provides substantial competitive advantage ~800 Patents and patent applications (69 Patent families) across all major jurisdictions Covers composition of matter, manufacturing, and therapeutic applications of MLCs Provides strong commercial protection for product candidates under development Enables licensing to third parties for indications, when in alignment with our corporate strategy Mesenchymal Lineage Precursors and Progeny Markets U.S. , Europe, China, and Japan Sources Allogeneic, Autologous, (Bone Marrow, Adipose, Dental Pulp, Placenta), Pluripotent ( iPS ) Diseases All Tier 1 & Tier 2 Indications, and multiple additional conditions

Industrial scale manufacturing Immune privileged cellular technology platform enables allogeneic ‘off the shelf’ product candidates Scalable culture expansion sufficient to produce anticipated commercial quantities Proprietary media formulations, advances in development of 3D bioreactor technology and automation to deliver step-changes in yield and significant COGS reductions

The 21st Century Cures Act (Cures Act) Regenerative Medicine Advanced Therapies (RMAT) Cellular medicines may be designated as regenerative advanced therapies, if they are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition, and there is preliminary evidence indicating the potential to address the unmet medical need Key benefits of the legislation for cell-based medicines, designated as regenerative advanced therapies, include: Potential eligibility for priority review Potential to utilize surrogate endpoints for accelerated review Potential to utilize a patient registry data and other sources of ‘real world evidence’ for post-approval studies, subject to approval by the FDA Our portfolio of advanced product candidates is well positioned to access accelerated review pathways under the Cures Act

Clinical pipeline

TIER	PLATFORM	PRODUCT CANDIDATE	THERAPEUTIC AREA	PRE-CLINICAL / PRE- IND	PHASE 2	PHASE 3	COMMERCIAL RIGHTS	
TIER 1	MSC	MSC-100-IV	Acute GVHD			FDA Fast Track	mesoblast the regenerative medicine company	IN DEVELOPMENT
TIER 1	MPC	MPC-150-IM	Advanced HF (Class II & III) End-Stage HF (Class III & IV)[1]			FDA RMAT	mesoblast the regenerative medicine company	IN DEVELOPMENT
TIER 1	MPC	MPC-06-ID	Chronic Low Back Pain				mesoblast the regenerative medicine company	IN DEVELOPMENT
TIER 1	MPC	MPC-300-IV	Rheumatoid Arthritis Diabetic Nephropathy				mesoblast the regenerative medicine company	IN DEVELOPMENT
TIER 2	Includes **MSC-100-IV** (Crohn's disease – biologic refractory), **MPC-25-IC** (Acute Cardiac Ischemia), **MPC-25-Osteo** (Spinal Fusion) and **MPC-75-IA** (Knee Osteoarthritis)							

1. Study funded by the United States National Institutes of Health (NIH) and the Canadian Health Research Institute; conducted by the NIH-funded Cardiothoracic Surgical Trials Network.

This chart is figurative and does not purport to show individual trial progress within a clinical program.

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CY 2018 corporate milestones MSC-100-IV for Acute Graft versus Host Disease Successfully met Day 28 primary end point pediatric Phase 3 trial (Q1 CY18) Day 100 survival/safety data pediatric Phase 3 trial (Q2 CY18) Day 180 survival/safety data pediatric Phase 3 trial (Q3 CY18) MPC-150-IM for Advanced and End-Stage Heart Failure 12 month data read-out for trial in end-stage heart failure patients with LVADs (Q3 CY18) Phase 3 events-driven trial for advanced heart failure (Class II/III) enrollment completion (H2 CY18) MPC-06-ID for Chronic Low Back Pain Phase 3 trial completed enrollment (Q1 CY18) Access non-dilutive, capital for commercialization of MSC-100-IV (remestemcel-L) Establish U.S., global and regional commercial partnerships for high volume products

Questions